06002838

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 35572

SEC MAIL PROCESSING RECEIVED 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winton Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Winton Associates, Inc.

(No. and Street)

1077 Celestial St., Cincinnati, OH 45202

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Feldmann (513)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company PSC, Inc.

(Name – *if individual, state last, first, middle name*)

7800 E. Kemper Road Cincinnati Ohio 45249

(Address) (City) (State) (Zip Code)

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Donald J. Feldmann, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winton Associates, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public exp 5/20/09

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Winton Associates, Inc.

SEC File Number 8-35572

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2005 and
Independent Auditors' Report
and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

FLYNN & COMPANY PSC, INC.
Certified Public Accountants

FLYNN & COMPANY PSC, INC.

Certified Public Accountants and Management Consultants

February 23, 2006

To the Board of Directors
Winton Associates, Inc.

In planning and performing our audit of the financial statements of Winton Associates, Inc. (the "Company"), a wholly-owned subsidiary of Rippe & Kingston Co. P.S.C., for the year ended December 31, 2005 (on which we issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether these practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United State of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected.

7800 E. Kemper Road • Suite 150 • Cincinnati, Ohio 45249 • Phone: 513•530•9200
FAX: 513•530•0555 • www.flynncocpa.com

Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Flynn & Company PSC, Inc.

FLYNN & COMPANY PSC, INC.

Certified Public Accountants and Management Consultants

Independent Auditors' Report

To the Board of Directors
Winton Associates, Inc.

We have audited the following financial statements of Winton Associates, Inc. (the "Company") for the year ended December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Winton Associates, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Winton Associates, Inc. at December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

7800 E. Kemper Road • Suite 150 • Cincinnati, Ohio 45249 • Phone: 513•530•9200
FAX: 513•530•0555 • www.flynncocpa.com

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Flynn & Company PSC, Inc.

February 23, 2006

WINTON ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Current Assets	
Cash and cash equivalents	$ 84,021
TOTAL ASSETS	$ 84,021

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	$ -
Shareholder's Equity	
Common stock, no par value; 500 shares authorized, 300 shares issued and outstanding, at stated value of $5 per share	1,500
Additional paid-in capital	23,500
Retained earnings	59,021
Total Shareholder's Equity	84,021
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 84,021

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF INCOME
Year ended December 31, 2005

Revenues	
Investment banking fees	$ 296,294
Interest income and other	982
Total revenues	297,276
Expenses	
Direct costs related to investment banking revenue	51,503
Practice development	480
Insurance expense	380
Other	244
Total expenses	52,607
Income before income taxes	244,669
Income tax expense	91,371
Net income	$ 153,298

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Year ended December 31, 2005

	Common Stock				
	Shares	Stated Value	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2005	300	$ 1,500	$ 23,500	$ 497,352	$ 522,352
Distribution to previous shareholder				(500,000)	(500,000)
Distribution to current shareholder				(91,629)	(91,629)
Net income		-	-	153,298	153,298
Balance at December 31, 2005	300	$ 1,500	$ 23,500	$ 59,021	$ 84,021

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash Flows from Operating Activities	
Net income	$ 153,298
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	248,569
Decrease in accounts payable	(126,277)
Net cash provided by operating activities	275,590
Cash Flows from Financing Activities	
Distribution to former shareholder	(500,000)
Distribution to current shareholder	(91,629)
Net cash used in financing activities	(591,629)
Net decrease in cash	(316,039)
Cash and cash equivalents-beginning of year	400,060
Cash and cash equivalents-end of year	$ 84,021

The accompanying footnotes are an integral part of these statements.

WINTON ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005

1. Organization and Significant Accounting Policies

Winton Associates, Inc. (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. Until February 28, 2005 the Company was a wholly-owned subsidiary of Pacholder Associates, Inc. (Pacholder). On that date Pacholder sold its shares to Rippe & Kingston Co. P.S.C. (R&K).

All business of the Company is performed by using employees of R&K because the Company does not have employees. The Company is economically dependent upon R&K.

Investment banking fees relate primarily to private placement offerings.

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments, with a maturity of three months or less at date of purchase, to be cash equivalents.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of Federal insurance limits.

Accounts Receivable – The Company uses the allowance method of accounting for bad debts for financial statement purposes. The Company provides an allowance for doubtful accounts equal to the estimated uncollectible portion. This estimate is based on historical collection experience and review of the current status of trade accounts receivable. Actual results may vary. There was no allowance for bad debts recorded at December 31, 2005.

Revenue Recognition – Revenue from investment banking and service contracts is recognized when earned. Administration fees are recognized as service is provided.

Income taxes – During the period in which the Company was a wholly-owned subsidiary of Pacholder, the Company had elected to operate under subchapter S of the Internal Revenue Code. As an S Corporation, the Company's shareholders, rather than the Company, were responsible for the payment of Federal and state income taxes. It was the Company's practice to pay sufficient distributions to its shareholders to provide for the payment of income taxes by the due dates of the respective shareholder's income tax returns.

Effective with its acquisition by R&K, the Company is included in that company's consolidated income tax return. The Company makes payments to R&K sufficient to pay its proportionate share of Federal, state and local tax liabilities, computed at statutory rates. The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements

or tax returns. In estimating future tax consequences, all expected future events other than enactments of changes in the tax law or rates are considered. The Company reviews its deferred tax assets for ultimate realization and records a valuation allowance to reduce the deferred tax asset if it is more likely than not that some portion, or all, of these deferred tax assets will not be realized.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $84,021, which was $79,021 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .0 to 1.

3. Income Taxes

During 2005 the Company recorded the following income tax expense:

Federal	$68,250
State and local	23,121
	$91,371

There were no deferred tax assets, deferred tax liabilities at December 31, 2005, nor deferred components of income tax expense for the year then ended. The Company made cash payments of $91,371 to R&K during 2005 for income tax liabilities.

The difference between income tax expense recorded and the amount computed by multiplying taxable income by the statutory rate of 35% is due to the income attributable to the portion of the year when the Company operated under Subchapter S and therefore had no liability for income taxes, and due to the deduction for state and local income taxes.

WINTON ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL FOR BROKERS
AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2005

	Unaudited Amounts Per December 31 FOCUS Report
Net Capital:	
Shareholder's equity	$ 84,021
Nonallowable assets	-
NET CAPITAL	$ 84,021
MINIMUM CAPITAL REQUIRED TO BE MAINTAINED (Greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
EXCESS NET CAPITAL	$ 79,021
AGGREGATE INDEBTEDNESS	$ -
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.0 to 1

There are no material reconciling items between the amounts presented above and the amounts as reported in Winton Associates, Inc. unaudited FOCUS Reports as of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

WINTON ASSOCIATES, INC.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3
UNDER THE SECURITES EXCHANGE ACT OF 1934
December 31, 2005

The Company does not hold funds or securities for, or owes money or securities to, customers and does not otherwise carry customer securities accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii).